Exhibit 22

List of Parent and Subsidiary Guarantors

As of May 4, 2021, Ryman Hospitality Properties, Inc., a Delaware corporation (the “Company”), as the parent company, serves as guarantor, and each of the below listed subsidiaries of the Company serves as an issuer or guarantor, as applicable, for the Company’s (i) 4.75% Senior Notes due 2027 and (ii) 4.50% Senior Notes due 2029.

Exact Name of Subsidiary	Jurisdiction of Organization	Type of Obligor
RHP Hotel Properties, LP	Delaware	Issuer
RHP Finance Corporation	Delaware	Issuer
Opryland Hospitality, LLC	Tennessee	Guarantor
RHP Hotels, LLC	Delaware	Guarantor
RHP Partner, LLC	Delaware	Guarantor
RHP Property GP, LP	Florida	Guarantor
RHP Property GT, LLC	Delaware	Guarantor
RHP Property GT, LP	Delaware	Guarantor
RHP Property NH, LLC	Maryland	Guarantor